**Primary Business Name: DEALERWEB INC.**                                         **BD Number: 19662**

**BD - AMENDMENT**

**08/20/2022**

### BD - DIRECT OWNERS/EXECUTIVE OFFICERS

| Are there any indirect owners of the *applicant* required to be reported on Schedule B? |
|---|
| ⦿ Yes ○ No |

| Ownership Codes: | **NA** - less than 5% | **B** - 10% but less than 25% | **D** - 50% but less than 75% |
|---|---|---|---|
| | **A** - 5% but less than 10% | **C** - 25% but less than 50% | **E** - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| AMEN, CHRISTOPHER RICHARD | I | EXECUTIVE REPRESENTATIVE | 12/2016 | NA | Y | N | 4672544 |
| COTTER, RICHARD JOSEPH JR | I | PRINCIPAL FINANCIAL OFFICER | 04/2009 | NA | Y | N | 1611037 |
| GALINDO, JORGE ALBERTO JR | I | PRINCIPAL OPERATIONS OFFICER | 09/2018 | NA | Y | N | 2501261 |
| MCKEON, ALFRED PETER | I | PRESIDENT | 09/2004 | NA | Y | N | 1666355 |
| SULLIVAN, MICHAEL FRANCIS | I | CHIEF COMPLIANCE OFFICER | 10/2018 | NA | Y | N | 3254037 |
| TRADEWEB IDB MARKETS, INC. | DE | OWNER | 10/2008 | E | Y | N | 26-3349289 |
| ZUCKER, SCOTT DAVID | I | CHIEF ADMINISTRATIVE OFFICER & ASSISTANT SECRETARY | 10/2008 | NA | Y | N | 4632822 |

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